ENER-CORE, INC.
9400 Toledo Way
Irvine, California
Telephone: (949) 616-3300
Facsimile: (949) 616-3399

July 7, 2014

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C. 20549
Attn:	Ms. Pamela Long Mr. Craig Slivka Mr. Leland Benton

Re:	Ener-Core, Inc. Registration Statement on Form S-1 (File No. 333-196046) Request for Acceleration of Effectiveness

Lady and Gentlemen:

Ener-Core, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned registration statement be ordered effective at 4:00 p.m. (E.S.T.) on Wednesday, July 9, 2014, or as soon as practicable thereafter.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that we be notified of such effectiveness by a telephone call to Francis Chen, of LKP Global Law, LLP, at (424) 239-1902. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such registration statement be sent to Mr. Chen, via email at fchen@lkpgl.com, and .

Very truly yours,

ENER-CORE, INC.

/s/ Alain Castro
Alain Castro
Chief Executive Officer